UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X___

_______________________
CITIBANK, N.A.
(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

388 Greenwich St., New York, NY	10013
(Address of principal executive office)	(Zip Code)

Jennifer Morris
Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(714) 845-4097
(Name, address and telephone number of agent for service)
_____________________________

EXETER AUTOMOBILE RECEIVABLES TRUST 2026-4
(Exact name of obligor as specified in its charter)

Delaware	41-6988233
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2101 W. John Carpenter Freeway Irving, Texas	75063
(Address of principal executive offices)	(Zip Code)

_________________________
Asset-Backed Notes
(Title of the indenture securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2026 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 20th day of August, 2026.

CITIBANK, N.A.

By	/s Jennifer Morris
Jennifer Morris
Senior Trust Officer

Exhibit 7

CITIGROUP CONSOLIDATED BALANCE SHEET
(In millions of dollars)
						2Q26 Increase/ (Decrease) from
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026(1)	1Q26	2Q25
Assets
Cash and due from banks (including segregated cash and other deposits)	$24,991	$23,545	$23,717	$23,625	$24,663	4%	(1%)
Deposits with banks, net of allowance	312,482	324,515	325,862	362,097	341,750	(6%)	9%
Securities borrowed and purchased under agreements to resell, net of allowance	323,892	321,347	356,195	353,094	404,655	15%	25%
Brokerage receivables, net of allowance	64,029	75,992	62,679	91,720	83,322	(9%)	30%
Trading account assets	568,558	562,254	537,139	593,473	634,356	7%	12%
Investments
Available-for-sale debt securities	235,802	246,227	246,720	257,822	286,765	11%	22%
Held-to-maturity debt securities, net of allowance	206,094	197,092	189,831	178,503	167,893	(6%)	(19%)
Equity securities	7,504	7,413	7,678	7,839	8,263	5%	10%
Total investments	449,400	450,732	444,229	444,164	462,921	4%	3%
Loans
Consumer(2)	395,759	398,628	408,533	402,391	416,520	4%	5%
Corporate(3)	329,586	335,277	343,697	359,225	377,138	5%	14%
Loans, net of unearned income	725,345	733,905	752,230	761,616	793,658	4%	9%
Allowance for credit losses on loans (ACLL)	(19,123)	(19,206)	(19,247)	(19,636)	(19,961)	(2%)	(4%)
Total loans, net	706,222	714,699	732,983	741,980	773,697	4%	10%
Goodwill	19,878	19,126	19,098	18,997	19,012	-	(4%)
Intangible assets (including MSRs)	4,409	4,330	4,284	4,305	5,004	16%	13%
Premises and equipment, net of depreciation and amortization	32,312	32,819	33,339	33,574	33,897	1%	5%
Other assets, net of allowance	116,599	113,116	117,677	110,658	111,377	1%	(4%)
Total assets	$2,622,772	$2,642,475	$2,657,202	$2,777,687	$2,894,654	4%	10%
Liabilities
Non-interest-bearing deposits in U.S. offices	$119,898	$116,921	$121,610	$122,083	$122,307	-	2%
Interest-bearing deposits in U.S. offices	575,709	592,728	613,052	634,812	665,841	5%	16%
Total U.S. deposits	695,607	709,649	734,662	756,895	788,148	4%	13%
Non-interest-bearing deposits in offices outside the U.S.	86,458	83,920	87,041	86,004	83,823	(3%)	(3%)
Interest-bearing deposits in offices outside the U.S.	575,668	590,360	581,870	603,341	620,636	3%	8%
Total international deposits	662,126	674,280	668,911	689,345	704,459	2%	6%
Total deposits	1,357,733	1,383,929	1,403,573	1,446,240	1,492,607	3%	10%
Securities loaned and sold under agreements to repurchase	347,913	349,726	348,098	369,585	411,126	11%	18%
Brokerage payables	90,949	89,596	74,836	111,224	116,076	4%	28%
Trading account liabilities	163,952	160,243	162,798	185,266	187,193	1%	14%
Short-term borrowings	55,560	54,760	51,878	72,056	68,978	(4%)	24%
Long-term debt	317,761	315,846	315,827	307,566	333,749	9%	5%
Other liabilities, plus allowances(4)	74,774	74,498	86,370	73,178	70,475	(4%)	(6%)
Total liabilities	$2,408,642	$2,428,598	$2,443,380	$2,565,115	$2,680,204	4%	11%
Stockholders' equity
Preferred stock	$16,350	$19,050	$20,050	$19,550	$19,550	-	20%
Common stock	31	31	31	31	31	-	-
Additional paid-in capital(5)	108,839	109,010	108,452	107,821	107,343	-	(1%)
Retained earnings	211,674	214,034	215,128	219,542	223,989	2%	6%
Treasury stock, at cost	(79,886)	(84,932)	(89,473)	(95,370)	(99,398)	(4%)	(24%)
Accumulated other comprehensive income (loss) (AOCI)(5)	(43,786)	(44,170)	(41,897)	(40,615)	(39,500)	3%	10%
Total common equity	$196,872	$193,973	$192,241	$191,409	$192,465	1%	(2%)
Total Citigroup stockholders' equity	$213,222	$213,023	$212,291	$210,959	$212,015	1%	(1%)
Noncontrolling interests(5)	908	854	1,531	1,613	2,435	51%	168%
Total equity	214,130	213,877	213,822	212,572	214,450	1%	-
Total liabilities and equity	$2,622,772	$2,642,475	$2,657,202	$2,777,687	$2,894,654	4%	10%

(1)	June 30, 2026 is preliminary.
(2)	Consumer loans include loans managed by USCC, Wealth, and All Other—Legacy Franchises (other than Mexico small business and middle-market banking (Mexico SBMM), and the Assets Finance Group (AFG)).
(3)	Corporate loans include loans managed by Services, Markets, Banking, and All Other—Legacy Franchises—Mexico SBMM, and the AFG.
(4)	Includes allowance for credit losses for unfunded lending commitments. See page 19.
(5)	The December 31, 2025 and June 30, 2026 balances include the impacts on total equity from the sales of the 25.0% and 22.6% equity stakes, respectively, in Grupo Financiero Banamex, S.A. de C.V.
NM Not meaningful.
Reclassified to conform to the current period's presentation.